UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Economic Contribution Report 2023 Bringing people and resources together to build a better world

In this Report: 1 Our contribution 02 Chief Financial Officer’s review 04 FY2023 total economic contribution 05 How we create and deliver value 06 Social value 08 Case study: Local Buying Program in Australia 08 Case study: Jansen Potash Project 09 Case study: Western Australia Iron Ore 10 Case study: BHP Mitsubishi Alliance 11 Case study: Chile 12 2 Our approach to tax 13 Our Tax Principles 13 Our approach to transparency 14 Our contribution to the development of tax policy 15 Our approach to tax governance and risk management 16 Our approach to compliance 17 Our approach to stakeholder engagement 19 3 Our payments 20 Our payments to governments 20 4 Additional information 26 Tax and our FY2023 Financial Statements 26 Basis of Report preparation 29 Glossary 30 Independent Auditor’s Report to the Directors of 31 BHP Group Limited Corporate directory 32 The is available Economic online Contribution at: bhp.com Report 2023 BHP Group Limited’s registered office and global headquarters are at 171 Collins Street, Melbourne, Victoria 3000, Australia. In this Report, the terms ‘BHP’, ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, its subsidiaries. Key terms used in this Report are defined in the Glossary section of this Report (page 30). Cover image: Jansen Potash, Canada

We’ve positioned our business to support the megatrends shaping our world. Copper for renewable energy. Nickel for electric vehicles. Iron ore and higher-quality metallurgical coal for steel for new infrastructure. And we’re moving into potash to support more sustainable farming. A resource mix for today – and critical to the future.

1 Our contribution

Global

Total economic contribution

Over last 10 years

US$94.2bn

Global income taxes, royalty-related income taxes, royalties and other payments to governments

In FY2023

US$54.2bn

Total economic contribution

Suppliers[1]

US$22.1 bn

Payments to suppliers

Shareholders and investors

US$13.4 bn

Dividend payments

Social investments[2, 3]

US$150 m

Community contributions

Employees[2]

US$4.7 bn

Employees salary, incentives and benefits

Over

80,000[4]

Employees and contractors

Total payments to governments

US$13.8bn

Income taxes, royalty-related income taxes, royalties and other payments to governments

30.9%

Global adjusted effective tax rate

41.3%

Once royalties are included

The data presented in this Report has been prepared in accordance with the 'Basis of Report preparation' section.

1 Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis.
2 Calculated on an accruals basis.
3 Direct community development and environmental projects and donations, including BHP's equity share in joint ventures.
4 Does not include employees and contractors that transitioned from the OZ Minerals business via acquisition on 2 May 2023 (1,457 employees at 30 June 2023 and around 4,000 contractors on average during FY2023). These employees and contractors are included in the overall BHP employee reporting from FY2024.

02 | BHP | Economic Contribution Report 2023

Our contribution | Our approach to tax | Our payments | Additional Information

Australia

Total economic contribution

Over last 10 years

~A$101.0bn

(US$74.9 bn) in Australian taxes, royalty-related income taxes, royalties and other payments to governments

In FY2023

A$60.0bn

(US$40.4 bn) Total economic contribution in Australia

Suppliers[1]

A$19.1 bn[3]

(US$12.8 bn)
Payments to suppliers

Shareholders and investors

A$17.5 bn[3]

(US$11.8 bn)
Dividend payments

Social investments[2]

A$86 m[3]

(US$58 m)
Community contributions

Employees[2]

A$5.3 bn[3]

(US$3.6 bn)
Employees salary, incentives and benefits

Around

50,000[4]

Employees and contractors

Total payments to governments

A$18.0bn[5]

(US$12.1 bn) in Australian taxes, royalty-related income taxes, royalties and other payments to governments

32.1%
Australian adjusted effective tax rate

44.9%
Once royalties are included

BHP remains one of the largest taxpayers in Australia.

BHP expects to fund approximately 8% of total Australian company tax in FY2023.[6]
BHP-operated projects contributed 10% and 11% of all revenue (excluding grants) in Queensland[7] and Western Australia,[8] respectively.

The data presented in this Report has been prepared in accordance with the 'Basis of Report preparation' section.

1 Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis.
2 Calculated on an accruals basis.
3 FY2023 amounts for Australia are translated at the FY2023 average rate of AUD/USD 0.673.
4 Does not include employees and contractors that transitioned from the OZ Minerals business via acquisition on 2 May 2023.
5 Calculated based on A$ denominated payments.
6 Based on the actual corporate tax paid in FY2023 by BHP Group, and by comparison to forecasted 2022/2023 company tax cash receipts per the 2023/2024 Commonwealth of Australia Budget.
7 Based on the actual cash contribution paid to government in FY2023 by BHP-operated projects (including 100 per cent of BHP Mitsubishi Alliance's contribution), and by comparison to forecasted total revenue 2022/2023 data (excluding grants) per the 2023/2024 Queensland Budget.
8 Based on the actual cash contribution paid to government in FY2023 by BHP-operated projects and by comparison to forecasted revenue 2022/2023 data per the 2023/2024 Western Australia Budget.

BHP | Economic Contribution Report 2023 | 03

1 Our contribution continued

Chief Financial Officer's review

I am pleased to provide BHP's FY2023 Economic Contribution Report.

BHP has delivered a strong set of results in FY2023, against a backdrop of economic uncertainty. However, these achievements were overshadowed by the deaths of our colleagues Jody Byrne at our Western Australia Iron Ore operations and Nathan Scholz at Olympic Dam during the year. We recognise the severity and impact of these events and place critical importance on continuing to provide support to families, friends and colleagues of Jody and Nathan. Our highest priority is the safety of our workforce and the communities where we operate.

In FY2023, BHP achieved both production guidance and growth across each of our commodities, including record annual production at Western Australia Iron Ore, Olympic Dam and Spence. Overall, we saw lower revenue in FY2023 due to weaker prices in key commodities. On the cost side, we managed the impact of inflation well, relative to the market, through disciplined cost control.

The strength of our portfolio, our operating excellence, our people and ongoing commitment to social value should position us well to continue growing value for our shareholders and support the communities in the countries where we operate.

BHP's economic contribution

BHP's total direct economic contribution for FY2023 was US$54.2 billion. This includes contribution to suppliers, wages and benefits for more than 80,000 employees and contractors, dividends, taxes, royalties and voluntary investment in social projects across the communities where we operate.

In FY2023, our tax, royalty and other payments to governments totalled US$13.8 billion. Of this, 88 per cent or US$12.1 billion was paid in Australia. This made BHP one of the largest corporate taxpayers in Australia in FY2023. During the last decade, we paid US$94.2 billion globally in taxes, royalties and other payments to governments, including US$74.9 billion (approximately A$101.0 billion) in Australia. Our global adjusted effective tax rate in FY2023 was 30.9 per cent. Once royalties are included, our FY2023 rate increases to 41.3 per cent.

This significant contribution of tax and royalty revenue to the countries where we operate gives governments the opportunity to provide essential services to their citizens and invest in their communities for the future. We also create value for our shareholders and investors through the returns we provide, such as dividends. In FY2023, we paid US$13.4 billion in cash dividends to shareholders (FY2022 final dividend and FY2023 interim dividend), including many millions of Australians who hold BHP shares directly or via their superannuation.

In FY2023, we contributed US$22.1 billion to our suppliers globally, with US$2.6 billion spent with local suppliers in the communities where we operate. This investment typically has a multiplier effect by creating new jobs within our operations and also for the suppliers they rely on.

Our total economic contribution for FY2023

US$54.2bn

Our tax, royalty and other payments to governments

US$13.8bn

Employees and contractors

over 80,000

"In FY2023, our tax, royalty and other payments to governments totalled US$13.8 billion. During the last decade, we paid US$94.2 billion globally in taxes, royalties and other payments to governments."



This year, we celebrated a milestone of more than A$1 billion spent with small, local and Indigenous businesses across Australia since the commencement of our Local Buying Program. The program's continuing success in Australia has seen it expand to our Minerals Americas operations in Chile. This milestone comes as the program celebrates 10 years, with more than 1,600 small businesses joining the BHP supply chain, with an average payment period of seven days. The Local Buying Program is integral to how BHP supports the economic development of the countries we operate in, by providing crucial support for jobs, businesses and families in regional communities, and contributing to the longevity and vibrancy of the towns surrounding BHP's operations.

Our commitment to transparency

BHP has a long-standing commitment to transparency. We recognise taxes are important sources of government revenue and are central to the fiscal policy and macroeconomic stability of countries. Paying the right amount of taxes and royalties enables governments to finance and deliver on national development plans for the benefit of the broader community to promote sustainable economic growth, full and productive employment, and reduce poverty and inequality within and among countries. We have disclosed details of our tax and royalty payments for more than 20 years and we have continually updated and expanded our disclosures. The Economic Contribution Report aims to provide a greater understanding of BHP's global tax profile, tax contributions and the manner in which we govern and manage our tax obligations.

BHP is subject to the different tax regimes and complies with applicable tax laws in all the countries where we operate, including the Organisation for Economic Co-operation and Development (OECD) Country-by-Country reporting. This information provides tax authorities around the world with details of how we conduct our business and how BHP's entities transact with each other.

We believe companies should pay their fair share of tax and countries should have taxing rights commensurate with value created in those countries. We also believe it is important that a country's tax policy settings remain stable to provide businesses with the certainty needed to invest and continue to operate and support the communities in the countries where they operate.

We support the work undertaken by the OECD to achieve a global solution to address the tax challenges of the digitalisation of the economy. For the extractives industry, as the right to extract commodities is inherently and substantially connected with the country where the commodities are located, such countries should continue to have the right to tax profits associated with those commodities. We continue to contribute to the development and implementation of a solution that provides for a globally competitive tax system that supports economic growth, job creation and viable long-term tax contributions.

We are proud of our efforts to support the communities where we operate, and look forward to continuing to make a positive contribution in the future.



David Lamont
Chief Financial Officer

04 | BHP | Economic Contribution Report 2023

Our contribution | Our approach to tax | Our payments | Additional Information

FY2023 total economic contribution


Canada
US$889 m
Total economic contribution
Rest of the world
US$4.1 bn
Total economic contribution
Australia
US$40.4 bn
Total economic contribution
Chile
US$8.8 bn
Total economic contribution

Country	Payments to governments US$M	Payments to suppliers[1] US$M	Payments to employees[2] US$M	Payments to shareholders and investors US$M	Social investment[2] US$M	Total economic contribution US$M	Profit/(loss) before tax[3] US$M	Number of employees/ contractors[4]
Australia	12,129	12,857	3,600	11,797	58	40,441	16,508	50,093
Chile	1,474	6,469	814	2	21	8,780	3,875	24,738
Canada	27	802	53	2	5	889	12	2,626
Rest of the world	142	2,003	221	1,623	51	4,040	412	5,754
Total	**13,772**	**22,131**	**4,688**	**13,424**	**135**	**54,150**	**20,807**	**83,211**
Equity accounted investments								
Brazil (Samarco)	9	–	–	–	1	10	215	–
Peru (Antamina)	190	–	–	–	13	203	451	–
Other	–	–	–	–	1	1	(72)	–
Total including equity accounted investments	**13,971**	**22,131**	**4,688**	**13,424**	**150**	**54,364**	**21,401**	**83,211**

1 Includes payments to suppliers for operating costs on an accruals basis and payments to suppliers for capital expenditure on a cash basis.
2 Calculated on an accruals basis.
3 Rest of the world includes consolidation adjustments related to intra-group transactions.
4 Does not include employees and contractors that transitioned from the OZ Minerals business via acquisition on 2 May 2023 (1,457 employees at 30 June 2023 and around 4,000 contractors on average during FY2023). These employees and contractors are included in the overall BHP employee reporting from FY2024.

BHP | Economic Contribution Report 2023 | 05

1 Our contribution continued How we create and deliver value Exploration and acquisition We seek to add high-quality Development Tier 1 copper and nickel and mining interests through our exploration activities and early-stage entry We strive to achieve the and acquisition options. industry’s best performance in safety, operational excellence, project management and allocation of capital. Process and logistics We process and refine ore, safely manage waste and efficiently and sustainably transport our products to customers. Our strategy We will responsibly manage the most resilient long-term portfolio of assets, in highly attractive commodities, and will grow value through being excellent at operations, discovering and developing resources, acquiring the right assets and options, and capital allocation. Through our differentiated approach to social value, we will be a trusted partner who creates value for all stakeholders. Sales, marketing and procurement We maximise value through our centralised marketing and procurement organisations, commercial expertise, understanding of markets and customer and supplier relationships. Closure and rehabilitation We consider closure and rehabilitation throughout the asset life cycle to help minimise our impact and optimise post-closure value for all. 06 BHP Economic Contribution Report 2023

Our contribution | Our approach to tax | Our payments | Additional Information

The world is on a path of population growth, increased urbanisation and a lower greenhouse gas (GHG) emissions future.

BHP is committed to playing our role in building a better world. We seek to do so responsibly and sustainably while continuing to create value for our shareholders and the broader community.

We aim to do this at each step in our value chain. We work in partnership with communities. We provide employment, purchase goods and services, pay taxes, royalties and other payments to governments and make contributions (such as donations) to the communities where we operate.

We work to promote integrity and sustainability by following best practices and supporting the work of the BHP Foundation to improve the governance of natural resources for the benefit of citizens of resource countries.

The way we work provides a competitive advantage for BHP and is vital to delivering long-term enduring value. Value is created for our shareholders and investors, including pension and superannuation funds, through paying dividends and making other financial returns. We contribute to society more generally as we provide the building blocks essential to modern life for millions of people around the world. In this way, we strive to align with the interests of the communities where we operate and to society more broadly.

1 Exploration and acquisition

How we contribute

- Payments to suppliers
- Wages paid to employees
- Permits, licence fees and employment taxes

We aim to create and protect the value of our portfolio through the exploration and acquisition of new resources in future-facing commodities. Payments to governments during the exploration phase are usually relatively low, reflecting the high levels of investment and risk of this work. Permits, licence fees and employment taxes make up the majority of our payments to governments. Contributions to communities include payments to suppliers and contractors for any construction or excavation work and wages to employees (often for highly skilled and specialist roles, such as geologists, metallurgists and environmental scientists). Where acquisitions occur, our contribution can also include payments to governments, suppliers and contractors and the payment of licence fees.

2 Development and mining

How we contribute

- Capital expenditure
- Payments to suppliers and contractors
- Wages paid to employees
- Employment and sales taxes, import duties
- Contributions to communities where we operate

Development involves construction of facilities, excavation and any supporting infrastructure that is required. This can extend to construction of whole towns, including schools, medical facilities and recreation areas. More jobs are created, directly in construction and more broadly through the provision of goods and services to the sites and workforce. Contributions to local communities begin to be made. Payments to governments are largely in the form of indirect taxes (such as sales tax, value added tax, goods and services taxes or excise fees) on equipment and materials, and employment taxes.

3 Process and logistics

How we contribute

- Net profits – corporate taxes paid
- Royalties paid from extraction
- Payments to suppliers and contractors
- Wages paid to employees
- Employment and sales taxes, import duties
- Contributions to communities where we operate

Once extraction begins, royalties and resource taxes begin to be paid. Employment taxes increase as the operating workforce commences. Corporate income tax may also begin to be paid, however this is often lower in the early years of an operation as tax losses from the construction phase are offset against income. Over the life of an operation, payments to governments are significant. Community contributions continue through the operating life. Payments to shareholders and investors also increase as income from operations is generated. As we invest in long-term assets, we also strive to create high-value, long-term job opportunities and build strong relationships with communities, suppliers and contractors.

4 Sales, marketing and procurement

How we contribute

- Payments to suppliers and contractors
- Wages paid to employees
- Corporate, employment and sales taxes, import duties

Sales and Marketing, and Procurement are separate core businesses of BHP, connected under the Commercial function. BHP's Commercial function seeks to maximise commercial and social value while minimising costs across the end-to-end supply chain. The function is organised around core activities in our value chain, supported by credit and market risk management and strategy, planning and integrity activities.

We sell and transport our products and obtain the goods and services that flow into our supply chain. Contributions include payments to suppliers, with a significant amount of spending directed to businesses in the communities where we operate. Sales and Marketing presents a single face to markets across multiple assets, with a view to realising maximum value for our products and supporting sustainability initiatives in our downstream supply chain.

5 Closure and rehabilitation

How we contribute

- Payments to suppliers and contractors
- Corporate taxes paid if alternative revenue streams from post-mining land use are found
- Lower employment and sales taxes

Land no longer required for operations is rehabilitated. Rehabilitation activities are often interwoven with the continuing development of nearby operations. Payments to governments will be lower, as will employment and payments to suppliers and contractors, but post-mining land uses may generate new revenue streams for BHP and the local community.

BHP | Economic Contribution Report 2023 | 07

1 Our contribution continued

Social value

We are committed to social value, our positive contribution to society. Social value is about creating mutual benefit for BHP, our shareholders, Indigenous partners and the broader community. We consider social value and financial value in the decisions we make.

We aim to source and promote locally available goods and services as an important part of our external expenditure to help local communities thrive.

In addition, we continue to make voluntary social investment in local communities to projects that deliver positive economic, social and environmental outcomes. In FY2023, our voluntary social investment totalled US$149.6 million. This investment consisted of direct community development and environmental projects and donations, and equity share to joint venture social investment programs. Over the past 10 years, our voluntary social investment alone amounted to US$1.6 billion.

The BHP FutureFit Academy continues to help bolster Australia's skills base and create new career pathways into the mining sector though an accredited maintenance and production traineeship or a trade apprenticeship. In FY2023, the FutureFit Academy trained more than 530 apprentices and trainees, with 227 graduating. For more information refer to Operating and Financial Review 6.6 in our Annual Report.

We believe we provide significant social value as part of our economic contribution to the communities and countries where we operate.

Transparency about our contributions helps build trust with our stakeholders. For more information refer to Our approach to transparency.

More information on social investment, including case studies and other initiatives to support communities where we operate, is available at bhp.com.

Case study: Local Buying Program in Australia

Local businesses are vitally important to BHP's success and to the capacity of regional Australian communities to create and sustain jobs.

In FY2023, BHP celebrated a milestone of more than A$1 billion spent with small, local and Indigenous businesses across regional Australia since the commencement of our Local Buying Program. The program enables small, local and Indigenous businesses to supply goods and services to BHP operations via an e-marketplace, with reduced payment terms and a local business advisors support network.

The Local Buying Program was first established to support local businesses surrounding the BHP Mitsubishi Alliance (BMA) operations in Queensland in 2012 in a strategic partnership between BHP and C-Res. Following the program's success in Queensland, it was expanded to all of BHP's Australian operated assets and our Minerals Americas operations located in Chile. Over the past 10 years, more than 1,600 small, local and Indigenous businesses have joined the BHP supply chain through more than 67,000 work packages in Australia with an average payment period of seven days.

The Local Buying Program is integral to how BHP supports Australia's economic development, particularly in regional areas and for Indigenous communities. The program provides support for jobs, businesses and families in regional communities, and contributes to the longevity and vibrancy of the towns surrounding BHP's operations.

Spotlight story

One business that has benefited from our Local Buying Program is Minga Milku, a 100 per cent Indigenous-owned business that supplies signage and safety equipment. The company, founded by Tjupan and Yamatji man Jamie Hunt, received a contract in FY2023 to fit out new accommodation rooms at BHP Nickel West's Mt Keith operation with televisions, signage, rugs and bespoke Tjiwarl artwork created by Jamie's sister, Nikita.

BHP depends on the capability and talent of the many small, local and Indigenous businesses that support our operations across Australia. We continue to forge new and deeper partnerships together that we hope will continue to grow for many years to come.

"This partnership means a lot to us. It's given me the opportunity to work on Country and to support the people around me. I've been able to involve family and to really develop as a business and a team."

Jamie Hunt
Minga Milku founder



08 | BHP | Economic Contribution Report 2023

Our contribution | Our approach to tax | Our payments | Additional Information

Case study: Jansen Potash Project

Our Jansen Potash Project in Saskatchewan, Canada is expected to become one of the world's largest and most sustainable potash mines.[1]

Our Jansen Potash Project in Saskatchewan, Canada, when complete, is anticipated to provide a rich source of potassium for fertiliser to assist with improving agricultural production. The BHP Board approved the C$7.5 billion Jansen Stage 1 project in August 2021. Stage 1 is currently under construction and is expected to start producing in late CY2026 and ramp up to full production in CY2028, with a capacity of up to 4.35 Mt of potash per annum. A feasibility study to explore a Stage 2 is also underway and expected to be completed in FY2024. If approved, Stage 2 would increase capacity of the mine.

As BHP's presence in Canada grows, we are investing in building and maintaining strong relationships through the creation of jobs, contracts with suppliers and contribution to the local community.

Jansen Stage 1 provides a significant opportunity for local contractors, including 3,500 jobs during peak construction and approximately 600 permanent jobs once operational.

To date, over C$4 billion in contracts have been awarded and the project is expected to contribute C$1.8 billion of direct and indirect contribution to the local GDP in the six years of construction.

Jansen's contribution at a glance in FY2023:

C$1.1 bn[2]
(US$802 m) suppliers

over 2,500
employees and contractors

Spotlight story

In FY2023, we awarded three large contracts for our camp management, site services and raw ore/product handling foundations to Indigenous businesses. The contracts are for 3.5 years and are collectively valued at over C$260 million. They are anticipated to support more than 400 local jobs with over 50 per cent expected to be filled by Indigenous people. Importantly, they will include representation from all six First Nations in the vicinity of the Jansen project, who we have Opportunity Agreements with. They also mark an important milestone for the project and honour the aspirations of our First Nations Opportunity Agreements, bringing the total value of contracts awarded to First Nation Opportunity partners to C$470 million since 2021.

To support the work at Jansen, BHP has helped First Nation Opportunity Agreement holders come together with industry partners. The camp management contract was awarded to Wicehtowak Frontec Services, a joint venture between ATCO Frontec Ltd and George Gordon Developments Ltd. The joint venture was originally created in 2011 as a 50-50 partnership to support the construction of the Jansen Discovery Lodge and has evolved to become a majority Indigenous-owned company. The site services and raw ore/handling foundation contracts were awarded to 2Nations Bird – a new partnership between Bird Construction Inc., Beardy's & Okemasis' Cree Nation's Willow Cree Developments General Partner Inc., and Fishing Lake First Nation's Development Corporation, FLFN Ventures.

2Nations Bird will work closely with subcontractors KDM Constructors, who represent Kawakatoose, Day Star and Muskowekwan Nations; as well as George Gordon Developments Ltd, the economic development arm of the George Gordon First Nation.

As we advance the construction of Jansen Stage 1, we will continue to look for opportunities to ensure the province and local residents benefit from our presence and that we are creating a shared vision for the future.



> **"Indigenous and industry partnerships, such as these, create economic and employment opportunities for our Nation and its members. It also allows us to develop capacity, learn from one another and grow in tandem. More importantly, these types of relationships are critical to advance economic reconciliation, which allows us to develop long-term, meaningful and sustainable outcomes."**
>
> **Chief Ananas**
> Beardy's & Okemasis' Cree Nation

1 The proposed mine has been designed based on a more sustainable approach with a relatively low GHG emissions footprint and water intensity compared to existing potash mines.
2 Amount is translated at the FY2023 average rate of CAD/USD 0.746.

BHP | Economic Contribution Report 2023 | 09

1 Our contribution continued

Case study: Western Australia Iron Ore

Western Australia Iron Ore (WAIO) is an integrated system of four processing hubs and five mining hubs, connected by more than 1,000 kilometres of rail infrastructure and port facilities in the Pilbara region.

Our State agreements continue to deliver significant community and social benefits year-on-year through our ongoing investments in infrastructure and services, many of which are developed and delivered in partnership with the communities where we operate and where our employees live and contribute to local economies.

We contributed A$15 million towards the A$61.4 million, state of the art, new Newman Health Campus that officially opened in May 2023. The hospital is designed to serve as a one-stop-shop for patients, with services and facilities including a new emergency department, inpatient beds, emergency and treatment bays, a dedicated medical centre, consultation spaces and a dental clinic.

Over the past year, we invested more than A$44 million in other community projects that benefit Western Australia, including the nationally recognised Thriving Futures partnership with Child Australia (to improve childcare services in Newman and Port Hedland) and funding for Puntukurnu Aboriginal Medical Service (to employ additional general practitioners, provided vaccination support and other health initiatives to regional and remote communities).

In FY2023, we spent more than A$477 million with local suppliers either directly or through the Local Buying Program in Western Australia.

In FY2022, we established Project Rise, a strategic initiative to facilitate collaboration between BHP, Traditional Owners and Indigenous businesses, to support them with more opportunities. In FY2023, WAIO spent $275.7 million (70 per cent increase from FY2022) with 97 Indigenous businesses, including A$143.9 million with 63 Traditional Owner businesses. Building on the momentum that began in WAIO in FY2022 through Project Rise, we expanded our program to improve engagement with Indigenous businesses across all our operated assets and we are seeking to increase direct procurement spend to over US$400 million by FY2025 globally.

In the past decade, BHP has contributed more than A$19 billion in iron ore royalties to the Western Australian Government.

For more information about WAIO's contribution refer to the WAIO Community Development Report available at bhp.com.

BHP's contribution at a glance in FY2023:

A$7.7 bn
(US$5.2 bn) corporate income tax[1]

A$10.2 bn[2]
(US$6.9 bn) suppliers

A$3.0 bn
(US$2.0 bn) state royalties and other payments to governments over 14,000
employees and contractors



Spotlight story

In FY2023, we celebrated the award of a historic contract with PMW Industries, a Banjima owned and operated Pilbara Aboriginal Traditional Owner business. The contract is one of the largest Traditional Owner contract awards in WAIO's history.

Since October 2022, PMW Industries has been operating on Banjima Country, maintaining a semi-mobile crushing and screening plant at our Mining Area C operation, supported by its new strategic partner, CSI Mining Services. It is a large-scale, long-term scope of work and a job creator – with up to 30 new employment and training opportunities for Banjima and other Indigenous people. PMW Industries is already seeing strong results with its new purposely established crushing and screening Indigenous traineeship program, with five trainees soon to graduate, and preparations underway for the next intake.

Valued supplier partners such as PMW Industries are fundamental to BHP's success.

> **"PMW Industries is very proud to be partnering with BHP to enable more employment and economic empowerment for Traditional Owners and Indigenous people. As a Banjima woman and business owner, I'm also delighted to be creating opportunities for other Indigenous women and young girls to follow their dreams."**

Paula White,
PMW Industries owner

1 This includes amounts allocated under the tax funding arrangement of the BHP Australian tax consolidated group. Refer to the table in Payments made on a project-by-project basis.

2 Amount is translated at the FY2023 average rate of AUD/USD 0.673.

10 | BHP | Economic Contribution Report 2023

Our contribution | Our approach to tax | Our payments | Additional Information

Case study: BHP Mitsubishi Alliance

The BHP Mitsubishi Alliance (BMA) is a 50:50 joint venture between BHP and Mitsubishi Development and was formed in 2001.

BMA is one of Australia's largest seaborne exporters of metallurgical (steelmaking) coal from its seven Bowen Basin coal mines (Blackwater, Broadmeadow, Caval Ridge, Daunia, Goonyella Riverside, Peak Downs and Saraji) located in Central Queensland, as well as the Hay Point Coal Terminal.

BMA makes a significant contribution to Queensland and the Australian economy, and has done so for over half a century. We believe we are successful when we work in partnership with regional communities and where we can, we seek to employ local people and purchase local goods and services through our supply chains. The mining sector is the largest contributor to Queensland's economy, the largest regional employer and the largest export industry in the state.

In the past decade, BMA mining operations have been a major contributor of royalties, paying more than A$16.5 billion to the Queensland Government, with over A$5 billion paid in FY2023.

In addition, in FY2023, BMA voluntarily invested more than A$13 million in health, education, Indigenous and environmental projects in Queensland, including:

- provision of over A$690,000 to more than 70 local organisations and community groups through our Benefiting My Community small grants program to support grassroots initiatives
- establishment of the Childcare Leadership Alliance, to strategically enable and support the provision of high-quality, early childhood and school-aged care in the Isaac Region
- delivery of STEM (Science, Technology, Engineering and Maths) support to 18 schools across the Bowen Basin through our Bowen Basin Bright Minds Project, enabling enhanced learning outcomes for over 7,000 students and teachers
- continuation of our partnership with CQUniversity to deliver the Chair of Indigenous Engagement and the Chair of Automation and Future Skills roles, which are progressing critical research and engagement in education, future work skills and enhancing areas relating to reconciliation in Australia, Indigenous self-determination and empowerment

BMA also makes contributions to industry partnerships that support regional communities, including investing A$27.4 million over the past three years in the Queensland Resource Community Infrastructure Fund, a partnership between the Queensland Government and the resources industry that seeks to support infrastructure that is in addition to existing planned State and resource company funded community infrastructure and where we can, we employ local people and purchase local goods and services through our supply chains.

For more information about BMA's contribution to Queensland refer to the BHP and BMA's Community Contribution Report available at bhp.com.

BMA's contribution at a glance in FY2023:

A$7.9 bn[1]
(US$5.3 bn) suppliers

A$5.3 bn
(US$3.6 bn) state royalties and other payments to governments over 10,000
employees and contractors


BMA

Spotlight story

In October 2022, BMA was invited to celebrate Indigenous Business Month in Mackay with a Meet the Buyer/Supplier Networking event. This annual event was hosted by the Queensland Government Department of Seniors, Disability Services and Aboriginal and Torres Strait Islander Partnerships. Approximately 25 Indigenous businesses attended, along with several members of the BMA Local and Indigenous Procurement Sub-Committee.

At the event, our Local Buying Program suppliers Dodd Taylor Group, Budby Smith Group and Yarbun Creations shared their experiences, including how their businesses are adapting to current markets and how they benefit through connections made through BHP's Local Buying Program.

> **"For our business, it means extra scope. We're now looking after corporate training as well as vegetation management and civil works. We've got extra staff on, and we have contracts for the next five years, so we're diversifying and growing at an increasing rate."**

Graham Budby
Budby Smith Group Co-CEO

1 Amount is translated at the FY2023 average rate of AUD/USD 0.673.

BHP | Economic Contribution Report 2023 | 11

1 Our contribution continued

Case study: Chile

We've been contributing to the Chilean economy for more than three decades.

BHP operates three copper mines in Chile: Escondida,[1] Spence and Cerro Colorado located in the northern regions of Antofagasta and Tarapacá. The corporate headquarters of BHP in Chile is located in Santiago.

BHP-operated mines have produced around 24 per cent of all Chilean copper over the past 33 years, with an increasing participation since the beginning of operations in 1990. This has been enabled by the capital expenditure of more than US$16 billion in the past decade alone.

Escondida has produced more than 31 million tonnes (Mt) of copper since 1990. The asset is the largest copper mine in the world, producing over 1 Mt of copper a year and operating with more than 13,000 employees and contractors.

Spence has produced around 2.9 Mt of copper since the beginning of its operation in 2006. It operates with around 7,000 employees and contractors.

Cerro Colorado has produced around 2.4 Mt of copper since the beginning of its operation in 1994. The mine is transitioning to closure at the end of CY2023.

In Chile, BHP has been a pioneer in the use of desalinated water. The investments in Escondida include more than US$4 billion towards the construction of two desalination plants, which have enabled Escondida to stop the use of fresh water and become 100 per cent supplied by desalinated water, as well as Spence's new concentrator, which is supplied entirely by a desalination plant operated by a third party. In FY2019, Escondida and Spence invested US$780 million into renewable energy contracts. From June 2023, Escondida and Spence's electricity needs are supplied entirely by renewable energy contracts.

In the past five years, BHP-operated mines have spent around US$3.8 billion with local suppliers, with US$1.1 billion of that spent in FY2023. Since 2019, we have actively promoted the development of local small suppliers in the regions of Antofagasta and Tarapacá. BHP's Local Buying Program has created long-term business relationships with local small-to-medium enterprises with over US$100 million spent with more than 350 suppliers through the program during FY2023.

BHP-operated mines contributed more than US$8.8 billion[2] in first category income tax (corporate income tax) and mining tax in the past decade, representing more than 6 per cent of all the total revenues for first category income tax in the country and almost one-third of the revenues collected through the specific mining tax in Chile. During the same period, BHP contributed approximately US$2.1 billion in withholding tax on our share of dividends from operations in Chile.

Contribution by BHP-operated mines in Chile in FY2023:

US$1.5 bn
taxes and other payments to Government

US$6.4 bn
suppliers

over 24,500[3]
employees and contractors

26%
of Chilean copper production

Spotlight story

In late 2020, Escondida partnered with a number of Chilean public entities and local government to form Aster, the first startup accelerator in the Antofagasta region. The initiative seeks to develop new technology-intensive local businesses that focus on the mining industry and adjacent services, such as renewable energy, water resources and industrial logistics. Each selected startup is awarded a four-month business training and coaching program and seed capital of around US$30,000.

Since commencement, 40 startups have joined the program and generated sales of more than US$3 million and created more than 50 highly qualified local jobs. The portfolio of Aster is now valued at US$41 million.

In FY2024, Escondida will provide all financing for Aster's program, which is expected to create new business opportunities for local startups and enable them to join our mining value chain.


Aster
USD $20,000
USD $20,000
USD $20,000

1 BHP operates and owns 57.5 per cent of the Escondida mine, a joint venture with Rio Tinto (30 per cent) and Japan-based JECO Corp (12.5 per cent).
2 The figure includes 100 per cent of Escondida.
3 The figure includes operational, global and regional functions.

12 | BHP | Economic Contribution Report 2023

Our contribution Our approach to tax Our payments Additional Information 2 Our approach to tax Our Tax Principles Our Charter and Our Code of Conduct (Our Code) define how we work at Our approach to tax is underpinned by Our Charter and Our Code, and is BHP. Our Charter describes our purpose, values and how we measure our embodied in our Tax Principles. The Risk and Audit Committee of the BHP success. It is the single most important means by which we communicate Board endorsed these principles and in FY2023, we conducted annual who we are, what we do and what we stand for, and is the basis for our assurance that we have adhered to our Tax Principles. decision-making. Supporting Our Charter is Our Code, which brings our values to life so we can make the right choices every day. The six principles set out below govern our global approach to tax: 1. Transparency 2. Corporate citizenship We are transparent about the taxes and royalties we pay We act with integrity when engaging with revenue authorities to to governments because we believe openness allows our support positive and constructive relationships. Where possible, shareholders, employees, contractors, partners, customers and for the purposes of obtaining certainty of our tax positions, we communities to understand the contribution we make and have engage with revenue authorities on a real-time basis regarding a greater ability to assess the integrity of the tax systems in the the application of the tax law and to identify and resolve any countries where we operate. disagreements on a timely basis. 3. Risk management and governance 4. Business rationale We are committed to strong governance. We identify, assess and Our transactions have proper commercial purposes and economic manage tax risks in accordance with our global Risk Framework. rationale. We locate business activities where value is optimally Material risks are reported to the Risk and Audit Committee. created. We seek to have a tax charge that contributes to superior For more information refer to page 16. business performance and delivers long-term shareholder value. Accordingly, we do not engage in aggressive tax planning. 5. Compliance 6. Advocating reform We respect and comply with the laws of the countries where we We support simple, stable and competitive tax rules and the operate. We meet all of our tax compliance obligations on time. principle that the taxing rights of countries should be commensurate Our tax obligations include pricing transactions in our global value with where the economic activity occurs. We engage in the reform chain according to where value is created and economic activity process of international tax rules (including transfer pricing) occurs, in compliance with the OECD guidelines, and based on the and local tax rules in countries where we operate. We do this arm’s length principle. because we believe tax systems should be effective, efficient and competitive, in order to support economic growth, job creation and viable long-term tax contributions. BHP Economic Contribution Report 2023 13

2 Our approach to tax continued

Our approach to transparency

BHP has a strong commitment to the highest standards of corporate governance and transparency. Being open about taxes and royalties we pay to governments helps build trust with our shareholders, employees, customers, the communities where we operate and other stakeholders. Transparency allows an informed debate on the integrity of tax regimes and the contribution we do and should make in the countries where we operate.

This commitment is reflected in our support of global transparency initiatives. For example, we are a supporting company and represented on the Board of the Extractive Industries Transparency Initiative (EITI), whose 2019 Standard requires the EITI implementing countries to develop public Beneficial Ownership Registers. We continue to support the introduction of public disclosure requirements relating to beneficial ownership (that is, the ultimate holder of the benefits of ownership of a company), because disclosure of beneficial ownership is an important element in making sure assets and income are fully disclosed to relevant regulatory bodies, including revenue authorities to promote compliance with tax laws. We commend the efforts of other organisations that support beneficial ownership transparency and companies, including our joint venture partners, contractors and suppliers that publicly disclose their beneficial owners. We support ongoing efforts by governments and multilateral organisations to promote and implement beneficial ownership transparency measures globally.

BHP continues to make the disclosures on shareholders and entities in which we have an interest, in line with laws and regulations and voluntary commitments, including the beneficial owners of our mining joint ventures that generate material revenue for BHP. For more information on our approach to beneficial ownership transparency, including our disclosures, refer to Operating and Financial Review sections 5 and 6.9 in our Annual Report 2023 and Ethics and Business Conduct page at bhp.com.

We also support initiatives by governments of the countries where we operate to publicly disclose the content of our licences or contracts for the development and production of minerals that form the basis of our payments to governments, as outlined in the EITI Standard.

We support mandatory payment disclosure legislation, such as the Reports on Payments to Governments Regulations 2014 (as amended) and DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules in the United Kingdom, the European Union's Accounting and Transparency Directives (including as they apply in the United Kingdom following the UK's exit from the European Union), where applicable, and Section 1504 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the United States. We also support the public disclosure of country-by-country reports containing detailed quantitative data, such as revenue from related and unrelated parties, profit/(loss) before tax, effective tax rate and number of employees for each country in which a subsidiary entity is a tax resident.

This Report and global tax transparency requirements

We began our journey of voluntarily disclosing our payments of taxes and royalties in 2000 when we first disclosed these payments in our annual Sustainability Report. Since then, we have progressively increased the detail of these annual disclosures meeting global and local tax transparency requirements but also voluntarily disclosing additional information above these requirements.

This Report complies with a number of tax transparency frameworks:

- UK regulatory obligations: The information on our payments to governments on pages 20 to 25 addresses our reporting obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules, which were introduced to implement the payments to governments requirements provided for in the EU Transparency Directive.
- Australian Voluntary Tax Transparency Code: We have adhered to all of the Best Practice Recommendations and minimum standards for 'large businesses' contained in the Post-Implementation Review of the Tax Transparency Code Consultation Paper released by the Australian Board of Taxation in February 2019.
- B Team Responsible Tax Principles: As a founding member of the B Team Responsible Tax Principles, we disclose details of our approach to tax management, including our relationships with tax authorities, entities located in low-tax jurisdictions, primarily established for historical reasons, jurisdictions where we have accepted tax incentives and our approach to advocacy on tax issues.
- Global Reporting Initiative (GRI) 207: Our Economic Contribution Report 2023 meets the requirements of GRI 207-1 to 3 issued by the Global Sustainability Standards Board.

We also disclose payments to governments connected with our extractive activity to meet the Extractive Sector Transparency Measures Act requirements in Canada. In addition, in accordance with the UK requirements under paragraphs 19 and 22 of Schedule 19 of the UK Finance Act 2016, we publish Our Tax Strategy on an annual basis. Our Tax Strategy for the year ended 30 June 2023 is available at bhp.com.

We voluntarily disclose additional information, including our total direct economic contribution, profit/(loss), number of employees and contractors, effective tax rates in the key countries where we operate and reconciliation data.

GRI 207

The GRI is the independent, international organisation that sets the standards that represent global best practice for reporting publicly on a range of economic, environmental and social impacts. GRI 207 sets out disclosures related to tax and payments to governments aimed to help promote greater transparency on an organisation's approach to taxes.

Key elements of GRI 207 have been integral to our economic and tax transparency disclosures since 2000. It comprises the following standards:

- GRI 207-1: Approach to tax
- GRI 207-2: Tax governance, control and risk management
- GRI 207-3: Stakeholder engagement and management of concerns related to tax
- GRI 207-4: Country-by-country reporting

The requirements of GRI 207-1 to 3 are addressed in this Report.

In addition to the payments to government data presented in this Report, BHP has published its Country-by-country Report for FY2021 (the report is available at bhp.com) and will publish its Country-by-country Report for FY2022 in accordance with the requirements of GRI 207-4. GRI 207-4 recognises that country-by-country report information for the time period covered by the most recent audited consolidated financial statements may not be available and therefore permits disclosures of information for the time period covered by the audited consolidated financial statements immediately preceding the most recent one.

The future of global tax transparency

To be meaningful, information and data should be disclosed that is useful to stakeholders and in a format that is accessible, machine-readable and easy to understand and utilise. Therefore, we support the establishment of a globally consistent regulatory disclosure framework, including equivalency provisions between jurisdictions. In addition, we support alignment between the quantitative data provided to tax authorities to comply with country-by-country reporting obligations and the data to be disclosed pursuant to any global standards advocating public country-by-country reporting. The alignment of reporting under these initiatives would create a consistent basis for companies to disclose data, such as payments to governments, minimise compliance costs and make it easier for stakeholders to compare information between jurisdictions, sectors and companies. We remain concerned that the number and variety of local disclosure initiatives introduced in recent years or those under development will result in additional and undue complexity. We will continue to engage with governments, regulators and civil society organisations to move towards global consistency.

We understand the connection between the disclosures we make about the taxes and royalties we pay to governments, which enable the public to see what we have paid and transparency of the contracts we have with governments, allowing comparison of our actual payments against what is required to be paid.

14 | BHP | Economic Contribution Report 2023

Our contribution Our approach to tax Our payments Additional Information Our contribution to the development Our assessment of the stability of tax regimes is a critical factor in assessing the risks associated with particular projects. of tax policy We support the work undertaken by the OECD to achieve a global solution Tax policy to address the tax challenges of the digitalisation of the economy. For the extractives industry, as the right to extract commodities is inherently and We actively participate in public consultation processes and provide our substantially connected with the country where the commodities are perspective on how best to balance the need for government revenues located, such countries should continue to have the right to tax profits from tax against the need to incentivise ongoing, sustainable investment, associated with those commodities. We continue to contribute to the which in turn benefits communities. development and implementation of a solution that provides for a globally In order to attract investment, tax systems should be internationally competitive tax system that supports economic growth and viable long-competitive and stable. term tax contributions. One of the key factors influencing the international competitiveness of a We engage on tax policy and reform matters in the countries where country’s tax regime is the total effective tax and royalty rate on profits. we operate. We work with governments directly or through industry After returning excess cash to our shareholders in the form of dividends associations to share our views on the wider ramifications that tax or share buy-backs and ensuring our balance sheet is strong, we invest proposals will have on the industry, the regulatory and commercial back into our business and community. We have global competition for environments, our customers and the broader community. We primarily do limited capital across our many investment opportunities around the this through a number of global industry and local associations, including world. When we assess which projects we will invest our capital in, tax the Business Council of Australia, Minerals Council of Australia, Consejo competitiveness is an important consideration. Minero, US Chamber of Commerce and the International Council on Mining and Metals. We make long-term investment decisions. Therefore, economic, political and fiscal factors impact investment decisions and long-term operational strategies that span multiple years. Stable and competitive tax systems are critical factors in determining whether the long-term returns associated with an investment are commensurate with the various risks associated with that investment. BHP Economic Contribution Report 2023 15

2 Our approach to tax continued

Our approach to tax governance and risk management

Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of tax laws, risk may arise in the determination of our tax liabilities. The identification and management of risks are central to achieving our strategic objectives. Risk management, including for tax, is embedded in all our critical business activities, functions, processes and systems through the application of BHP's Risk Framework. Under our Risk Framework, the Board and senior management, including the Executive Leadership Team, provide oversight and monitoring of risk management outcomes. The Risk and Audit Committee assists the Board with the oversight of risk management, including tax and royalty matters. The Chief Financial Officer, supported by the Group Tax Officer, is accountable for the management of tax risk.

In addition to BHP's Risk Framework, Tax Principles and Our Tax Strategy, we have internal governance standards that set out our approach to tax risk management, the level of risk the Group seeks to take and escalation points and procedures. Matters are considered for escalation based on a number of elements, including the quantum at risk, level of technical uncertainty and change of law risk. BHP's Tax function is also subject to regular internal reviews and audits to provide assurance over compliance with these standards.

Our Tax function is responsible for the execution of BHP's Tax Principles, Our Tax Strategy and management of tax risk in accordance with the Risk Framework.

It advises management on the tax implications of business decisions, transactions and compliance with tax laws, in accordance with the internal governance standards.

Our external auditor provides assurance on our financial report (which includes tax disclosures set out in Financial Statements note 6 'Income tax expense' and note 14 'Deferred tax balances' in our Annual Report 2023). For more information refer to the Independent Auditor's Reports in the Annual Report 2023 and this Economic Contribution Report 2023.

For information on our Risk Framework refer to Operating and Financial Review section 8 in our Annual Report 2023.

Low-tax jurisdictions

In classifying which of our subsidiaries are located in low-tax jurisdictions, we have applied the EU list of non-cooperative jurisdictions for tax purposes as of February 2023. Countries were assessed against agreed criteria for good governance, consistent with the standards of the EU member states. These criteria relate to global tax transparency, fair taxation and implementation of OECD base erosion and profit shifting measures. The EU has published a list of 'non-cooperative' jurisdictions and a 'watch list' of jurisdictions that have committed to address deficiencies in their tax governance and reviews the lists at least yearly.

We have three subsidiaries in countries on the EU's non-cooperative list and one subsidiary on the 'watch list'. All of these subsidiaries are subject to the controlled foreign company tax rules of Australia. Details of each of these subsidiaries, including FY2023 profits/(losses), are included in the tables below.

Companies in 'non-cooperative' countries

Name	Incorporation Jurisdiction	Incorporation Year	Profit/(loss) before tax US$M	Income subject to tax in another country	Nature of activities
BHP Billiton UK Holdings Limited[1]	British Virgin Islands	2004	(435)	UK[2]	Holding company
BHP Billiton UK Investments Limited[1]	British Virgin Islands	2004	(435)	UK[2]	Holding company
Marcona International, S.A.[3]	Panama	1953	–	–	Holding company (legacy)

Companies in 'watch list' countries

Name	Incorporation Jurisdiction	Incorporation Year	Profit/(loss) before tax US$M	Income subject to tax in another country	Nature of activities
BHP Shared Services Malaysia Sdn. Bhd	Malaysia	2008	3	–	Group Business Services

1 The incorporation of these holding companies in the British Virgin Islands at that time provided greater flexibility in relation to the payment of distributions for corporation law purposes.
2 These companies are tax residents in the United Kingdom. All their worldwide income is subject to tax in the United Kingdom at the normal corporate tax rate as the income is earned (not when it is repatriated).
3 Legacy holding company that joined the Group through historical acquisition.

Tax incentives

We have been granted tax incentives in some countries where we operate. Where tax incentives are legislated and open to all qualifying taxpayers, we will accept them.

The criteria that apply to such incentives generally include a significant contribution to the local economy through a range of qualitative and quantitative measures, such as local employment, investment and ongoing expenditures.

In Singapore, we were granted an incentive exempting us from paying income tax on profit from qualifying shipping operations (total profits from our shipping business were approximately US$61 million in FY2023) until 30 June 2031 under the Maritime Sector Incentive – Approved International Shipping Enterprise status.

Also, we were awarded a development and expansion incentive under the International Headquarters Award under the Economic Expansion Incentives (Relief from Income Tax) Act (Chapter 86), for our activities relating to sales and marketing in Singapore. During the incentive period and subject to compliance with the terms and conditions of the incentive, qualifying income earned will be subject to a concessionary rate of 5 per cent.

This is one of several incentives that are legislated and open to taxpayers in Singapore if they can demonstrate significant contribution to the economy and meet the ongoing quantitative and qualitative criteria set by the Singaporean Government. Our profits from the sales and marketing activities in Singapore were approximately US$661 million.

In the Philippines, we maintain a registration with the Board of Investment that grants certain fiscal and non-fiscal incentives, including a concessional tax rate of 5 per cent. This registration was transferred from the Philippine Economic Zone Authority to the Board of Investment on 27 December 2022. In FY2023, our profits from the operation of our Global Business Services function in the Philippines were approximately US$0.3 million.

We have entered into foreign investment agreements offered by the Chilean Government, which have been in place for a number of years. These agreements provide foreign investors with various rights over their capital investments that give them certainty on project investments in Chile for a period of time, including certainty on the level of taxes levied and access to local exchange markets for the movement of capital.

In Brazil, the entity that we acquired as part of BHP's acquisition of OZ Minerals has entered into the Superintendency of Development of the Amazon (SUDAM) program with the Brazilian Government. This program provides an opportunity to reinvest part of the tax liability in the operations subject to the Government's approval, and grants certain fiscal incentives.

16 | BHP | Economic Contribution Report 2023

Our contribution | Our approach to tax | Our payments | Additional Information

Our approach to compliance

We respect and comply with the laws of the countries where we operate in accordance with our Tax Principles. We strive for full and timely tax compliance. Our tax obligations include pricing transactions in our global value chain according to where value is created and economic activity occurs, in compliance with the OECD guidelines based on the arm's length principle.

Intra-group transactions

We disclose our material transactions through the lodgement of our tax returns and other disclosures to revenue authorities. For example, in Australia we comply with a number of country-by-country reporting obligations, including lodging a local file, master file and a country-by-country report with the Australian Taxation Office (ATO) in accordance with Australian tax laws (and consistent with the OECD's country-by-country reporting requirements). This information provides tax authorities with details of how we operate our business and conduct our tax affairs around the world and includes details on various entities' international related party dealings.

Consistent with our commitment to transparency, we have voluntarily included in this Report information about material transactions between companies in the BHP Group. We outline below the top four dealings (by quantum) between our Australian business and non-Australian related parties.

Sales and Marketing business

Sales and Marketing is a core business of BHP. It is the link between BHP's global operations and our global customers. Our Sales and Marketing business adds value to BHP and the countries where we operate by striving to ensure we receive the maximum price for our commodities. It aims to achieve this by finding the best markets for our commodities, liaising closely with our customers on their specific product requirements and coordinating logistics to deliver the commodities to our customers. For export sales from Australia, our Sales and Marketing business typically buys the commodities from our Australian production assets, arranges the freight and other logistics and sells the commodities to its customers. In some instances, it will provide services to the production asset and act as its agent.

Location

Our Sales and Marketing business offices are located close to our customers in our key markets.

As Asia accounts for 89.6 per cent of our revenue, our global minerals Sales and Marketing business is headquartered in Singapore. Our Sales and Marketing business has approximately 260 employees and contractors globally, with 90 located in Singapore. Other smaller offices are strategically located around the world. Singapore is the Asian centre for global commodities trading and is home to the vast majority of the world's largest commodity trading companies. Singapore is a world leader in logistics capability and provides a base for world-class connectivity with an effective transportation network. It also provides a stable and transparent regulatory framework that supports trade and investment. Singapore's high living standards attract highly qualified people and it has a large pool of commodities trading talent, providing a highly skilled and diverse workforce.

In addition to our Sales and Marketing business, we have teams in Maritime and Supply Chain Excellence, Technology, Finance, External Affairs and Human Resources based in Singapore to support our activities in the region.

Profits

Our Sales and Marketing business in Singapore earns a margin on its sales in line with the risks and activities undertaken and the value added. In FY2023, our Sales and Marketing business made profits of approximately US$661 million on global commodities sales, representing approximately 3.9 per cent of the FY2023 profits from our Australian operations (US$17.2 billion) and approximately 3.1 per cent of the FY2023 profits from our global operations (US$21.4 billion).

Tax

In FY2023, the profits (of approximately US$661 million) of our Sales and Marketing business were subject to corporate income tax at a reduced rate of 5 per cent under a tax incentive that the Singaporean Government has granted BHP (refer to the Tax incentives section).

All FY2023 profits made by our Sales and Marketing business from the sale of our Australian commodities acquired from entities controlled by BHP are taxed in Australia at the normal corporate tax rate of 30 per cent under the Australian controlled foreign company rules.



BHP | Economic Contribution Report 2023 | 17

2 Our approach to tax continued



Financing

BHP obtains funding from a number of external sources. For example, designated Treasury companies obtain debt funding from the external markets and our Sales and Marketing business and assets receive the proceeds from the sale of our products to customers. These funds may be deployed in different ways, including capital and operating expenditure or returns to our shareholders. We aim to achieve efficient and effective cash flow management and concentrate our excess cash reserves through loans and deposits between BHP entities. These transactions usually happen in the same jurisdiction, but can cross multiple jurisdictions.

We are transparent with our tax authorities about our funding arrangements. As at 30 June 2023, we have no disputes with any tax authorities in relation to the Group's financing arrangements.

Administration and technology

BHP is a globally integrated group, with people frequently working together across teams and geographies. For example, we have globalised functions, such as External Affairs, Finance, Human Resources and Technology that provide support to our assets and our Sales and Marketing business. We also have regional functions that provide localised support to our assets on exploration, health, safety, environment, projects, engineering and integrated operations.

Typically, a fee is charged for services that are provided across different entities and/or jurisdictions within the BHP Group. For example, when our Group functions in Australia provide support to our assets, the assets are charged a service fee.

Our key jurisdictions that charge these service fees are Australia, Singapore, the Philippines, Canada, Malaysia, Chile, United States and United Kingdom.

Insurance premiums

BHP has a captive insurance company incorporated in Guernsey (Stein Insurance Company Limited), which provides insurance to our global portfolio of operated assets and our Sales and Marketing business. The risks insured are primarily property-related. We choose to self-insure these risks because it makes economic sense to do so. The insurance company is located in Guernsey because of the expertise available, lower capital requirements and strong regulatory rules compared with other jurisdictions. Our assets and Sales and Marketing business pay annual premiums to the insurance company and receive insurance monies for insured losses suffered. Premiums are priced in accordance with the arm's length principle as set out in the OECD guidelines.

The profits of Stein Insurance Company Limited vary significantly year-on-year depending on the value of insured events that occur. In FY2023, Stein's profits were subject to the Australian controlled foreign company rules.

18 | BHP | Economic Contribution Report 2023

Our contribution | Our approach to tax | Our payments | Additional Information

Our approach to stakeholder engagement

As a global company, we interact with a range of stakeholders. Our methods, frequency of engaging with and approach to listening to stakeholders are diverse and we use a range of formal and informal communication and engagement channels to understand the views of our stakeholders.

We work openly, transparently and constructively with tax authorities and regularly engage with them as part of regular assurance programs and consultation on tax administration matters. We place great importance on having effective relationships with tax authorities. Positive and transparent engagement with tax authorities that leads to timely and accurate payment of taxes and royalties assists the societies where we operate to provide valuable public services and infrastructure for the benefit of the broader community and economy.

We also engage with a broader group of stakeholders on tax policy matters through our participation in global industry and local associations. We seek to provide practical, measured and constructive comments to help meet objectives of new tax initiatives. We believe more informed, effective and enduring outcomes are achieved where governments openly consult with stakeholders. We work with governments directly or through industry associations to provide our perspective on the broader implications of new tax proposals.

We communicate, engage with and capture the concerns of external stakeholders via our Annual General Meetings, Group publications (including our Annual Report and other topic-specific reports), our website and social media platforms, releases to the market and media, analyst briefings, speeches and interviews with senior executives and investor round tables. We regularly engage with civil society, including think tanks and non-government organisations, and participate in public events to communicate BHP's approach to tax and transparency and seek feedback from leading organisations in this space. This enables us to stay aligned with evolving expectations around tax and transparency.

Our approach to stakeholder engagement is described in our Annual Report 2023 (Operating and Financial Review 6.9) and Ethics and business conduct at bhp.com. Information on tax matters is provided in this Report and in Our Tax Strategy.

Tax authority relationships

As part of our commitment to corporate citizenship, we seek to maintain positive and constructive relationships with revenue authorities. We proactively engage with these authorities to discuss potential issues and endeavour to, where possible, resolve any disagreements on a timely basis.

The tax authorities conduct assurance on our tax affairs in a number of jurisdictions around the world. As part of these programs, we keep the tax authorities updated on our business and help them develop a deeper understanding of our business through regular dialogue.

Our risk rating in Australia reflects our size and complexity, our balanced approach to tax in particular, by not engaging in aggressive tax planning, and our openness and transparency in our dealings with revenue authorities.

BHP is currently part of the ATO's 'justified trust' program. Under this program, the ATO is seeking to obtain greater assurance that large corporates are paying the 'right' amount of tax in accordance with tax laws. In FY2023, the ATO issued a Tax Assurance Report to BHP for FY2021 and BHP maintained an overall provisional high level of assurance.

Tax agreements

As part of our commitment to corporate citizenship, we may enter into agreements with revenue authorities about the amount of tax we should pay on our activities, in particular, on the pricing of intra-group transactions. This gives us greater certainty about our future tax payments and reduces the risk of tax disputes with tax authorities.

We also entered into an agreement with the ATO in November 2018 in relation to the Australian tax treatment of our Sales and Marketing business as part of the resolution of the long-standing transfer pricing dispute with the ATO.

Tax disputes

Given the size, geographic scope and complexity of our operations and, at times, uncertainty regarding the application of tax laws, we have occasional disagreements with tax authorities over the amount of taxes to be paid. In this respect, BHP is no different from other large and complex corporations.

Where possible, we engage with revenue authorities on a real-time basis regarding the application of the tax law and to identify and resolve any disagreements on a timely basis.

Reconciling this Report with ATO transparency data

We prepare a reconciliation of our taxes paid in Australia to the data published by the ATO each year under Australian mandatory corporate tax transparency measures. This reconciliation is published on our website when the ATO publishes its data. The latest data published by the ATO relates to FY2021. The reconciliation of our Australian taxes paid to this data is available at bhp.com.



BHP | Economic Contribution Report 2023 | 19

3 Our payments

Our payments to governments

BHP has prepared this information in accordance with our UK regulatory obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules. The Basis of Report preparation and Glossary sections contain information about the content of our Report and form part of our Report.

Payments made by country and level of government

The information on taxes paid by classification and country presented below has been prepared on the basis set out in the Basis of Report preparation section of this Report.

US$M	Corporate income tax	Royalty-related income tax	Total taxes paid
Total payments to governments	**9,067.5**	**250.9**	**9,318.4**
Australia	**7,729.1**	**–**	**7,729.1**
Australian Taxation Office	7,729.1	–	7,729.1
Central Highlands Regional Council	–	–	–
City of Kalgoorlie-Boulder	–	–	–
City of Rockingham	–	–	–
Coal Mining Industry Long Service	–	–	–
Isaac Regional Council (Queensland)	–	–	–
Mackay Regional Council (Queensland)	–	–	–
Municipal Council of Roxby Downs (South Australia)	–	–	–
Muswellbrook Shire Council (New South Wales)	–	–	–
Shire of Ashburton (Western Australia)	–	–	–
Shire of Dundas (Western Australia)	–	–	–
Shire of East Pilbara (Western Australia)	–	–	–
Shire of Leonara (Western Australia)	–	–	–
Shire of Wiluna (Western Australia)	–	–	–
State of New South Wales	–	–	–
State of Queensland	–	–	–
State of South Australia	–	–	–
State of Victoria	–	–	–
State of Western Australia	–	–	–
Town of Port Hedland (Western Australia)	–	–	–
Other Australian Governments	–	–	–
Brazil	**0.1**	**–**	**0.1**
Federal Tax Revenue Ministry	0.1	–	0.1
National Mining Agency	–	–	–
Canada	**11.9**	**–**	**11.9**
Canada Revenue Agency	11.9	–	11.9
Finances Quebec	–	–	–
Government of Saskatchewan	–	–	–
Ministry of Finance – Ontario	–	–	–
Rural Municipality of Leroy (Saskatchewan)	–	–	–
Rural Municipality of Prairie Rose (Saskatchewan)	–	–	–
Government of British Columbia	–	–	–
Other Canadian Governments	–	–	–
Chile[1]	**1,195.3**	**250.9**	**1,446.2**
Servicio De Impuestos Internos	1,195.3	250.9	1,446.2
China	**3.1**	**–**	**3.1**
China Tax Bureau	3.1	–	3.1
India	**0.7**	**–**	**0.7**
Income Tax Department	0.7	–	0.7
Japan	**0.4**	**–**	**0.4**
National Tax Agency	0.4	–	0.4

20 | BHP | Economic Contribution Report 2023

Our contribution | Our approach to tax | Our payments | Additional Information

Our payments to governments over the past five years


Our payments to governments US$m
18,000
15,000
12,000
9,000
6,000
3,000
0
FY2019
FY2020
FY2021
FY2022
FY2023
Group profit before tax excluding exceptional items US$m
48,000
40,000
32,000
24,000
16,000
8,000
0
Global
Other
Royalties
Total taxes paid
Australia
Other
Royalties
Total taxes paid
Group profit before tax excluding exceptional items

Royalties	Fees	Payments for infrastructure improvements	Total payments as defined by the UK Requirements	Other payments	Total payments to governments
4,014.2	**38.7**	**41.8**	**13,413.1**	**358.8**	**13,771.9**
4,013.8	**23.8**	**40.1**	**11,806.8**	**322.0**	**12,128.8**
–	–	–	7,729.1	29.4	7,758.5
–	–	–	–	3.3	3.3
–	–	–	–	0.2	0.2
–	–	–	–	0.1	0.1
–	–	–	–	16.9	16.9
–	–	–	–	6.9	6.9
–	–	–	–	0.5	0.5
–	–	–	–	1.0	1.0
–	–	0.1	0.1	3.7	3.8
–	–	–	–	0.6	0.6
–	–	–	–	0.1	0.1
–	–	–	–	4.9	4.9
–	–	–	–	0.9	0.9
–	–	–	–	1.2	1.2
303.6	1.9	–	305.5	7.1	312.6
1,755.9	1.5	3.0	1,760.4	70.0	1,830.4
98.4	2.1	–	100.5	29.7	130.2
–	–	–	–	(7.6)	(7.6)
1,855.9	17.6	37.0	1,910.5	134.6	2,045.0
–	–	–	–	17.0	17.0
–	0.7	–	0.7	1.5	2.2
0.4	**–**	**–**	**0.5**	**2.6**	**3.1**
–	–	–	0.1	2.6	2.7
0.4	–	–	0.4	–	0.4
–	**8.6**	**1.1**	**21.6**	**5.2**	**26.8**
–	–	–	11.9	1.8	13.7
–	–	0.1	0.1	0.1	0.2
–	8.6	–	8.6	0.1	8.7
–	–	–	–	0.1	0.1
–	–	0.2	0.2	3.0	3.2
–	–	0.2	0.2	0.1	0.3
–	–	0.6	0.6	–	0.6
–	–	–	–	–	–
–	**5.4**	**–**	**1,451.6**	**22.0**	**1,473.6**
–	5.4	–	1,451.6	22.0	1,473.6
–	**–**	**–**	**3.1**	**–**	**3.1**
–	–	–	3.1	–	3.1
–	**–**	**–**	**0.7**	**–**	**0.7**
–	–	–	0.7	–	0.7
–	**–**	**–**	**0.4**	**–**	**0.4**
–	–	–	0.4	–	0.4

BHP | Economic Contribution Report 2023 | 21

3 Our payments continued Payments made by country and level of government continued Corporate Royalty-related Total US$M income tax income tax taxes paid Malaysia 1.3 – 1.3 Inland Revenue Board 1.3 – 1.3 Netherlands 0.9 – 0.9 Tax and Customs Administration 0.9 – 0.9 Peru 16.4 – 16.4 National Superintendency of Customs And Tax Administration 16.4 – 16.4 Republica Del Peru – – – Philippines 0.7 – 0.7 Bureau of Internal Revenue 0.5 – 0.5 Government of Philippines 0.2 – 0.2 Singapore 92.2 – 92.2 Inland Revenue Authority of Singapore 92.2 – 92.2 Switzerland 0.2 – 0.2 Canton of Zug 0.2 – 0.2 United Kingdom 5.3 – 5.3 City of Westminster – – –HM Revenue & Customs 5.3 – 5.3 United States of America 9.9 – 9.9 Arizona Department of Revenue – – –Arizona State Land Department – – –U.S. Department of The Treasury 9.8 – 9.8 U.S. Nuclear Regulatory Commission – – –Utah State Tax Commission – – –State of New Mexico 0.1 – 0.1 Bureau of Land Management – – –Pinal County – – –Other US Governments – – – Figures are rounded to the nearest decimal point. 1 Income and mining taxes are paid in Chile on a calendar year basis. However, for the purpose of this Report, taxes paid are included for BHP’s financial year (1 July 2022 to 30 June 2023). For reference, income tax and specific tax on mining activities paid by Escondida and Pampa Norte for CY2022 amount to US$1,265.0 million (Escondida) and US$1.3 million (Pampa Norte). 22 BHP Economic Contribution Report 2023

Our contribution | Our approach to tax | Our payments | Additional Information

Royalties	Fees	Payments for infrastructure improvements	Total payments as defined by the UK Requirements	Other payments	Total payments to governments
–	**–**	**–**	**1.3**	**–**	**1.3**
–	–	–	1.3	–	1.3
–	**–**	**–**	**0.9**	**–**	**0.9**
–	–	–	0.9	–	0.9
–	**–**	**–**	**16.4**	**0.2**	**16.6**
–	–	–	16.4	–	16.4
–	–	–	–	0.2	0.2
–	**–**	**–**	**0.7**	**0.4**	**1.1**
–	–	–	0.5	0.4	0.9
–	–	–	0.2	–	0.2
–	**–**	**–**	**92.2**	**–**	**92.2**
–	–	–	92.2	–	92.2
–	**–**	**–**	**0.2**	**–**	**0.2**
–	–	–	0.2	–	0.2
–	**–**	**–**	**5.3**	**3.9**	**9.2**
–	–	–	–	0.9	0.9
–	–	–	5.3	3.0	8.3
–	**0.9**	**0.6**	**11.4**	**2.5**	**13.9**
–	0.1	–	0.1	–	0.1
–	–	–	–	2.0	2.0
–	–	–	9.8	–	9.8
–	0.3	–	0.3	–	0.3
–	0.2	–	0.2	–	0.2
–	0.1	–	0.2	–	0.2
–	0.1	–	0.1	–	0.1
–	–	–	–	0.4	0.4
–	0.1	0.6	0.7	0.1	0.8

BHP | Economic Contribution Report 2023 | 23

3 Our payments continued

Payments made on a project-by-project basis

Taxes paid by classification and project presented in this section have been prepared on the basis set out in the Basis of Report preparation section of this Report.

US$M	Corporate income tax	Royalty-related income tax	Total taxes paid
Total payments to governments	**9,067.5**	**250.9**	**9,318.4**
Minerals Americas	**1,207.6**	**250.9**	**1,458.5**
Escondida	1,305.7	249.7	1,555.4
Other Copper	2.7	–	2.7
Pampa Norte	(118.3)	1.2	(117.1)
Potash Canada	–	–	–
BHP Billiton Brasil Ltda[1]	(0.3)	–	(0.3)
RAL Cayman Inc[2]	17.8	–	17.8
Minerals Australia	**7,670.1**	**–**	**7,670.1**
New South Wales Energy Coal	590.8	–	590.8
Nickel West	99.3	–	99.3
Copper South Australia	78.3	–	78.3
Other Coal	(0.8)	–	(0.8)
BHP Mitsubishi Alliance[3]	1,734.4	–	1,734.4
Western Australia Iron Ore	5,168.1	–	5,168.1
Group and Unallocated	**189.8**	**–**	**189.8**
Corporate[4]	190.7	–	190.7
Commercial	18.3	–	18.3
Other	(19.2)	–	(19.2)

Figures are rounded to the nearest decimal point.

1 Holding company of Samarco equity accounted investment.

2 Holding company of Antamina equity accounted investment.

3 Royalties, fees and other payments made by BM Alliance Coal Operations Pty Limited have been included in total payments to the extent of BHP's ownership of the operating entity, being 50 per cent.

4 The corporate income tax amount predominantly reflects the allocation of the Australian corporate income tax liability among members of the Australian tax consolidated group. For more information refer to Basis of Report preparation section.

24 | BHP | Economic Contribution Report 2023

Our contribution | Our approach to tax | Our payments | Additional Information

Royalties	Fees	Payments for infrastructure improvements	Total payments as defined by the UK Requirements	Other payments	Total payments to governments
4,014.2	**38.7**	**41.8**	**13,413.1**	**358.8**	**13,771.9**
0.4	**14.2**	**1.0**	**1,474.1**	**29.4**	**1,503.5**
–	0.8	–	1,556.2	19.9	1,576.1
0.4	1.1	–	4.2	1.0	5.2
–	3.7	–	(113.4)	1.2	(112.2)
–	8.6	1.0	9.6	4.7	14.3
–	–	–	(0.3)	2.6	2.3
–	–	–	17.8	–	17.8
4,013.8	**23.5**	**40.1**	**11,747.5**	**319.4**	**12,066.9**
303.6	1.9	0.1	896.4	14.1	910.5
34.2	3.6	–	137.1	28.2	165.3
98.4	2.1	–	178.8	31.3	210.1
–	–	–	(0.8)	28.7	27.9
1,755.9	1.5	3.0	3,494.8	82.1	3,576.9
1,821.7	14.4	37.0	7,041.2	135.0	7,176.2
–	**1.0**	**0.7**	**191.5**	**10.0**	**201.5**
–	–	–	190.7	9.0	199.7
–	–	–	18.3	–	18.3
–	1.0	0.7	(17.5)	1.0	(16.5)

BHP | Economic Contribution Report 2023 | 25

4 Additional information

Tax and our FY2023 Financial Statements

Below are some commonly asked questions to assist with better understanding this Report and its link to our Financial Statements.

Tax expense

Why is the tax expense in your Financial Statements different to the amount of tax paid you disclose in this Report?

The numbers are different because they are calculated at different times for different purposes.

The income tax expense recorded in our Financial Statements reflects the impact on our financial position at the end of the financial year. It is designed to give shareholders an indication of the amount of tax the Group expects to pay for the activities undertaken during that financial year, so they can assess the impact tax may have on the financial position of the Group. For a number of reasons, this number does not represent the actual cash tax paid during that financial year. For example, cash tax paid during that financial year may include payments or refunds relating to activities for a prior financial year, but may exclude final payments or refunds that relate to activities for that financial year but which occur after the end of the financial year.

Additionally, the reporting of revenues or expenses in our Financial Statements may be different to their impact on taxable income reported in tax returns. For example, a piece of equipment may be depreciated for accounting purposes over a certain number of years, but be deductible for tax purposes over a different period (whether shorter or longer). These differences are commonly known as 'deferred tax'.

How do the numbers reported here reconcile to the accounting profit, tax expense and tax payable in your financial report?

The income tax and royalty-related income tax paid reported in this Report is included in the Consolidated Cash Flow Statement in Financial Statements 1.4 in our Annual Report 2023, presented as net income tax and royalty-related tax refunded of US$232 million and net income tax and royalty-related tax paid of US$9,552 million. These also reconcile to the tax expense, presented on an accrual basis, in Financial Statements note 6 'Income tax expense' and deferred tax expense arising from differences between accounting and tax treatments as shown in Financial Statements note 14 'Deferred tax balances' in our Annual Report 2023.

Set out in the table on the next page is a reconciliation of accounting profit to income tax expense and current tax payable for the year ended June 2023.

Reconciliation of taxes paid to tax expense



US$m
9,000
6,000
3,000
0
9,320
(2,856)
171
55
6,690
387
7,077
Corporate income tax & royalty-related tax that have been paid and received in FY2023 on a cash basis
Tax payments from prior periods that were made in FY2023 (Opening income tax & royalty-related tax payable)
Tax payments in respect of FY2023 that will be made in subsequent periods (Closing income tax & royalty-related tax payable)
Other
Current tax expense
Deferred tax arising from differences between accounting and tax treatments
Total tax expense (current and deferred tax expense)

26 | BHP | Economic Contribution Report 2023

Our contribution | Our approach to tax | Our payments | Additional Information

US$M	Global	Australia	Chile	Rest of the world[1]
Profit before tax	**21,401**	**16,508**	**3,875**	**1,018**
Tax on profit at Australian prima facie tax rate of 30 per cent	6,420	4,952	1,162	306
Derecognition of deferred tax asset and current year tax losses	526	4	53	469
Controlled foreign company taxation in Australia	256	256	–	–
Tax on remitted and unremitted foreign earnings	137	–	–	137
Foreign exchange adjustments	94	90	–	4
Amounts (over)/under provided in prior years	(18)	(5)	–	(13)
Tax effect of profit/(loss) from equity accounted investments, related impairments and expenses	(37)	1	–	(38)
Recognition of previously unrecognised tax assets	(109)	–	(10)	(99)
Impact of tax rates applicable outside of Australia	(814)	–	(111)	(703)
Other	236	114	7	115
Income tax expense	**6,691**	**5,412**	**1,101**	**178**
Royalty-related taxation (net of income tax benefit)	386	–	386	–
Total tax expense	**7,077**	**5,412**	**1,487**	**178**
Deferred tax expense				
– Depreciation	452	41	301	110
– Exploration expenditure	(2)	–	–	(2)
– Employee benefits	(94)	(80)	(10)	(4)
– Closure and rehabilitation	(296)	(177)	(79)	(40)
– Other provisions	4	5	(8)	7
– Deferred charges	85	24	37	24
– Deferred income	37	1	–	36
– Investments, including foreign tax credits	(54)	–	–	(54)
– Foreign exchange gains and losses	42	55	(1)	(12)
– Tax losses	37	–	95	(58)
– Lease liability	(83)	(11)	(32)	(40)
– Other	259	135	109	15
Total deferred tax expenses	**387**	**(7)**	**412**	**(18)**
Current income tax expense	**6,690**	**5,419**	**1,075**	**196**
Opening income tax & royalty-related tax payable	**2,856**	**2,574**	**202**	**80**
Current income tax expense	6,690	5,419	1,075	196
Corporate income tax & royalty-related taxes paid and received in FY2023	(9,320)	(7,753)	(1,450)	(117)
Other	(55)	(47)	119	(127)
Closing income tax & royalty-related tax payable	**171**	**193**	**(54)**	**32**

1 Includes consolidation adjustments related to intra-group transactions.

BHP | Economic Contribution Report 2023 | 27

4 Additional information continued

Effective tax rate

What is your effective tax rate and how is it calculated?

The effective tax rate is the amount of tax expense attributable to a year as a proportion of profit before tax. We provide our adjusted effective tax rate, which is calculated as total income tax expense divided by accounting profit, excluding the influence of exchange rate movements and exceptional items.

The adjusted effective tax rate is a measure based on the Group's underlying earnings and therefore removes the impact of one-off transactions. For more information on the exceptional items excluded from the adjusted effective tax rate calculation refer to Financial Statements note 3 'Exceptional items' in our Annual Report 2023.

Outcomes for FY2023 for our key jurisdictions for these effective tax rate measures are shown below.

	Global %	Australia %	Chile %
Adjusted effective tax rate	30.9	32.1	31.1
Adjusted effective tax rate including withholding tax[1] and royalties[2]	41.3	44.9	31.7

1 Includes withholding taxes paid by BHP to the Chilean Government on dividends paid by Chilean companies. These withholding taxes are not reflected in the Chile adjusted effective tax rate.

2 Includes royalties expense.

Why is your effective tax rate not the same as the corporate tax rate?

The tax rate (from which the effective tax rate is derived) is different in each country where we operate. That tax rate applies to the taxable profits derived in that country and any deductions, allowances, incentives or other adjustments unique to that country. As a result, our global effective tax rate will not be the same as the corporate tax rate in any particular country.

What is your effective tax rate, calculated in accordance with the requirements of the Australian Voluntary Tax Transparency Code?

The Tax Transparency Code (TTC) effective tax rate is calculated as the adjusted effective tax rate, excluding the impact of specific tax on mining activities in Chile.

	Global %	Australia %
TTC effective tax rate	29.1	32.1

What is your effective tax rate as disclosed in the Annual Report?

We report our adjusted effective tax rate in our Annual Report, which excludes the impact of exchange rate movements and exceptional items. We believe this gives a clearer view of our ongoing contribution and how it changes over time.

Our global adjusted effective tax rate in FY2023 was 30.9 per cent. It is reconciled to the statutory effective tax rate shown below.

	Profit before tax US$M	Income tax expense US$M	%
Statutory effective tax rate	21,401	(7,077)	33.1
Adjusted for:			
Exchange rate movements	–	94	
Exceptional items[1]	340	266	
Adjusted effective tax rate	**21,741**	**(6,717)**	**30.9**

1 Refer to Financial Statements note 3 'Exceptional items' in our Annual Report 2023.

Our effective tax rate over the past five years


50
45
40
35
30
25
Adjusted ETR including royalties
Adjusted ETR
44.7%
42.2%
40.7%
38.9%
41.3%
36.0%
33.2%
34.1%
32.1%
30.9%
FY2019
FY2020
FY2021
FY2022
FY2023

28 | BHP | Economic Contribution Report 2023

Our contribution | Our approach to tax | Our payments | Additional Information

Basis of Report preparation

The Report is prepared from data recorded in our financial systems, being the same data and financial systems used to prepare our Financial Statements. In preparing the Report, we have followed the draft guidance material produced by the Australian Accounting Standards Board.

The 'Total payments as defined by the UK Requirements' included in pages 20 to 25 have been prepared in accordance with the requirements of DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules and, where required by DTR 4.3A, the UK Regulations (the 'UK Requirements'). There were no dividend payments, taxes levied on production, production entitlements or signature, discovery and production bonuses paid to governments in the year ended 30 June 2023 for the purposes of the UK Requirements.

Taxes, royalties and other payments to governments are presented in this Report on a cash paid and cash received basis for the year ended 30 June 2023.

For our controlled assets, amounts included in our total payments to governments are 100 per cent of the assets' payments to governments. For our non-operated and operated joint ventures, amounts included in our payments to governments are 100 per cent of the amounts paid by BHP and, in the case of BMA, 50 per cent of payments made by the operating entity for BMA in which BHP has a 50 per cent ownership. For our investments in joint ventures and associates that are equity accounted by BHP, no amounts have been included in our total payments to governments as BHP is not the operator and does not make payments on behalf of the asset. For information purposes, the BHP share of the payments made by our significant equity accounted investments have been shown on page 5 even though no amounts have been included in our total payments to governments.

Where an acquisition is completed in the year, or a company is newly consolidated in the year, the numbers relating to that business are included from the date of acquisition. Where a disposal has been completed in the year, the numbers relating to that disposal have been included up to the point of disposal. For example, this Report includes taxes, royalties and other payments made to governments, contribution to suppliers and employee wages and benefits of the OZ Minerals business that was acquired on 2 May 2023.

Taxes, royalties and other payments to governments, net of refunds, are collectively referred to in this Report as 'total payments to governments' and include the following payment categories:

Corporate income taxes

Payments to governments based on taxable profits under legislated income tax rules. This also includes payments made to revenue authorities in respect of disputed claims and withholding taxes.

For the purposes of allocating corporate income taxes to particular countries in the Payments made by country and level of government section of this Report, withholding taxes are allocated to the country to which the withholding taxes are remitted. For example, Chilean withholding taxes paid to the Chilean Government are allocated to Chile.

Royalty-related income taxes

Payments to governments in relation to profits from the extraction of natural resources, including specific tax on mining activities in Chile. This also includes payments to revenue authorities in respect of disputed claims. Royalty-related income taxes are included within total tax expense in the Consolidated Income Statement in Financial Statements 1.1 in our Annual Report 2023.

Royalties

Payments to governments in relation to revenue or production generated under licence agreements. This also includes payments to revenue authorities in respect of disputed claims. Royalties are presented as expenses, not income tax, in the Consolidated Income Statement in Financial Statements 1.1 in our Annual Report 2023. Royalty-related income taxes are excluded from royalties.

Fees

Payments to governments in the form of fees typically levied on the initial or ongoing right to use a geographical area for exploration, development and/or production. This includes licence fees, rental fees, entry fees and other payments for licences and/or concessions.

Payments for infrastructure improvements

Payments to governments for the construction of public infrastructure, such as roads, bridges and port facilities.

Other payments

Payments to governments under other legislated tax rules, such as payroll tax, fringe benefits tax, excise duties, property tax, land tax and other payments related to government environmental policy. These payments are not required to be disclosed by the UK Requirements.

Excluded amounts

The following are not included in total payments to governments:

Taxes collected
Tax payments made to governments on behalf of our employees.

Indirect taxes
Tax payments made to or received from governments in the nature of sales tax, value added tax and goods and services tax.

Penalties and interest
Payments to governments resulting from the imposition of penalties, fees or interest.

Other
Certain payments, whether made as a single payment or as a series of related payments below US$100,000 (being a lower amount than the £86,000 threshold set out in both DTR 4.3A and the UK Regulations).

Projects

Payments made on a project-by-project basis (refer to Payments made on a project-by-project basis section of this Report) represent payments by an entity when not specifically attributable to a project.

Payments in relation to our Corporate and Commercial functions have been included in the total payments to governments as defined by the UK Requirements. The payments are not attributable to specific projects and reflect functional support for the Group that, in FY2023, consisted entirely of projects that undertook relevant activities as defined by the UK Requirements.

The Payments made on a project-by-project basis section presents corporate income tax amounts for each project/entity taking into account the effects of tax consolidation in Australia. These include:

- losses from one entity can be offset against taxable income of another entity within the same tax consolidated group
- only the head entity of a tax consolidated group is liable to make corporate income tax payments to the ATO
- typically, corporate tax groups allocate the aggregate corporate income tax payments made by the head entity to the ATO among entities within the Australian tax consolidated group.

Reporting currency

All payments to governments on pages 20 to 25 have been reported in US dollars. Payments denominated in currencies other than US dollars are translated for this Report at the exchange rate at the date of the payment unless stated otherwise.

BHP | Economic Contribution Report 2023 | 29

4 Additional information continued

Glossary

Adjusted effective tax rate

Total tax expense excluding exceptional items and exchange movements included in tax expense divided by Profit before tax and exceptional items.

Adjusted effective tax and royalty rate

Total tax expense excluding exceptional items and exchange movements included in tax expense plus royalty expense divided by Profit before tax, royalties and exceptional items.

Current tax expense

The amount of corporate income tax and royalty-related income tax currently payable and attributable to the year, measured at rates enacted or substantively enacted at year-end, together with any adjustment to those taxes payable in respect of previous years.

Deferred tax expense

The amount of corporate income tax and royalty-related income tax attributable to the current year but payable in future years provided using the balance sheet liability method.

Employees and contractors

Employee data is based on a 'point-in-time' snapshot of employees as at 30 June 2023, including employees on extended absence, without adjustment for BHP ownership percentage.

Contractor data is collected from internal surveys and the organisation's systems, and averages for a 10-month period from July 2022 to April 2023.

Global Reporting Initiative Standards

The Global Reporting Initiative (GRI) Standards represent global best practice for reporting publicly on a range of economic, environmental and social impacts. Sustainability reporting based on the Standards provides information about an organisation's positive or negative contributions to sustainable development.

Government

Any national, regional or local authority of a country (includes a department, agency or undertaking that is a subsidiary undertaking where the authority is the parent undertaking).

Income tax expense

The total of current tax expense and deferred tax expense.

Payments to shareholders and investors

Geographical distribution of dividends is based on the registered address of shareholders.

Profit before tax

Profit before tax when presented by country is adjusted for intercompany dividends.

Project

Consistent with the UK Regulations, a project is defined as the operational activities that are governed by a single contract, licence, lease, concession or similar legal agreements and form the basis for payment liabilities with a government. If multiple such agreements are 'substantially interconnected' they may be considered a project. For these purposes 'substantially interconnected' means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities.

Social investment

Our voluntary contribution towards projects or donations that have the primary purpose of benefiting the communities and environments where BHP operates or has an interest in.

Suppliers

Payments made to suppliers for certain operating and capital expenditure. Operating expenses relate to the purchases of utilities, goods and services, whereas capital expenditure includes the purchases of property, plant and equipment and expenditure on exploration and evaluation activities.

Sustainability (including sustainable and sustainably)

We describe our approach to sustainability and its governance in the BHP Annual Report 2023, including Operating and Financial Review 6 (Sustainability). Our references to sustainability (including sustainable and sustainably) in this Report and our other disclosures do not mean we will not have any adverse impact on the economy, the environment or society, and do not imply we will necessarily give primacy to consideration of, or achieve any absolute outcome in relation to, any one economic, environmental or social issue (such as zero GHG emissions or other environmental effects).

UK Regulations

The Reports on Payments to Governments Regulations 2014, as amended.

UK Requirements

The UK regulatory obligations under DTR 4.3A of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules and, where required by DTR 4.3A, the UK Regulations.



30 | BHP | Economic Contribution Report 2023

Our contribution Our approach to tax Our payments Additional Information Independent Auditor’s Report to the Directors of BHP Group Limited Opinion payments Responsibilities to governments of Management for the Total We have audited the Total payments to governments of $13,772 million (‘Total payments to governments’) of BHP Group Limited and its BHP Group’s management is responsible for the preparation of the subsidiaries (collectively, the BHP Group) for the year ended 30 June 2023. Report and for establishing a framework in which the Total payments to governments and other information in the Report has been prepared. In our opinion, the Total payments to governments of $13,772 million in Management has determined that this framework as set out in the Basis of the ‘Our payments to governments’ section of BHP Group’s Economic Report preparation is appropriate to the needs of the users of the Report. Contribution Report 2023 (‘the Report’) for the year ended 30 June 2023 is Management is also responsible for such internal controls as Management prepared, in all material respects, in accordance with the Basis of Report determines are necessary to enable the preparation of the Report that is preparation set out in the ‘Basis of Report preparation’ section of the free from material misstatement, whether due to fraud or error. Report (‘the Basis of Report preparation’). Basis for Opinion of Auditor’s the Total Responsibilities payments to governments for the Audit We conducted our audit in accordance with Australian Auditing Standards. Our objectives are to obtain reasonable assurance about whether the Our responsibilities under those standards are further described in Total payments to governments is free from material misstatement, the Auditor’s Responsibilities for the Audit of the Total payments to whether due to fraud or error, and to issue an auditor’s report that includes governments section of our report. We are independent of BHP Group in our opinion. Reasonable assurance is a high level of assurance, but is accordance with the ethical requirements of the Accounting Professional not a guarantee that an audit conducted in accordance with Australian and Ethical Standards Board’s APES 110 Code of Ethics for Professional Auditing Standards will always detect a material misstatement when it Accountants (including Independence Standards) (the Code) that are exists. Misstatements can arise from fraud or error and are considered relevant to our audit of the Total payments to governments in Australia, and material if, individually or in the aggregate, they could reasonably be we have fulfilled our other ethical responsibilities in accordance with these expected to influence the economic decisions of users taken on the basis requirements. We believe that the audit evidence we have obtained is of this Report. sufficient and appropriate to provide a basis for our opinion. As part of an audit in accordance with Australian Auditing Standards, and Emphasis Restriction of Matter on Reliance – Basis of Report preparation we exercise professional judgement and maintain professional scepticism throughout the audit. We also: We draw attention to the Basis of Report preparation contained in the – Identify and assess the risks of material misstatement of the Total ‘Basis of Report preparation’ section of the Report which describes the payments to governments, whether due to fraud or error, design and basis of accounting. This basis of accounting is of such importance that it is perform audit procedures responsive to those risks, and obtain audit fundamental to your understanding of the Total payments to governments. evidence that is sufficient and appropriate to provide a basis for our Our opinion is not modified in respect of this matter. opinion. The risk of not detecting a material misstatement resulting from This audit report has been prepared for the directors of BHP Group in fraud is higher than for one resulting from error, as fraud may involve accordance with our engagement agreement with BHP Group. We disclaim collusion, forgery, intentional omissions, misrepresentations, or the all responsibility to any other party for any loss or liability that the other override of internal control. party may suffer or incur arising from or relating to or in any way connected – Obtain an understanding of internal control relevant to the audit in order with the contents of our report or the reliance upon our report by the to design audit procedures that are appropriate in the circumstances, but other party. not for the purpose of expressing an opinion on the effectiveness of BHP Other Information Group’s internal control. – Evaluate the appropriateness of the Basis of Report preparation Other Information is financial and non-financial information in the Report used and related disclosures made by management. which is provided in addition to the Total payments to governments and this We communicate with the directors, among other matters, the planned auditor’s report. BHP Group is responsible for the other information. scope and timing of the audit and significant audit findings, including any Our opinion on the Total payments to governments does not cover the significant deficiencies in internal control that we identify during our audit. other information and, accordingly, we do not express an audit opinion or any form of assurance conclusion thereon. In connection with our audit of the Total payments to governments, our responsibility is to read the Other Information. In doing so, we consider whether the other information is materially inconsistent with the Total Ernst & Young payments to governments or our knowledge obtained in the audit, or Melbourne otherwise appears to be materially misstated. 22 August 2023 We are required to report if we conclude that there is a material misstatement of this other information, and based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we have nothing to report. A member firm of Ernst & Young Global Limited Liability limited by a scheme approved under Professional Standards Legislation BHP Economic Contribution Report 2023 31

Corporate directory

BHP Registered Offices

Australia
Level 18
171 Collins Street
Melbourne VIC 3000

Telephone Australia: 1300 55 47 57
Telephone International: +61 3 9609 3333
Facsimile: +61 3 9609 3015

Group Company Secretary
Stefanie Wilkinson

BHP Corporate Centres

United Kingdom
Nova South, 160 Victoria Street
London, SW1E 5LB, UK

Telephone: +44 20 7802 4000
Facsimile: +44 20 7802 4111

Chile
Cerro El Plomo 6000
Piso 15
Las Condes 7560623
Santiago

Telephone: +56 2 2579 5000
Facsimile: +56 2 2207 6517

Commercial Office

Singapore
10 Marina Boulevard, #18-01
Marina Bay Financial Centre, Tower 2
Singapore 018983

Telephone: +65 6421 6000
Facsimile: +65 6421 6800

Share Registrars and Transfer Offices

Australia
BHP Group Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal address –
GPO Box 2975
Melbourne VIC 3001

Telephone:
1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)

Facsimile:
+61 3 9473 2460

Email enquiries:
investorcentre.com/bhp

United Kingdom
BHP Group Limited Depositary
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS13 8AE
Postal address (for general enquiries)
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ

Telephone:
+44 344 472 7001

Facsimile:
+44 370 703 6101

Email enquiries: webcorres@
computershare.co.uk

South Africa
BHP Group Limited Branch Register and
Transfer Secretary
Computershare Investor Services (Pty) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
South Africa
Postal address –
Private Bag X9000
Saxonwold,
2132 South Africa

Telephone:
+27 11 373 0033

Facsimile:
+27 11 688 5217

Email enquiries:
web.queries@
computershare.co.za

Holders of shares dematerialised into Strate
should contact their CSDP or stockbroker.

New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna Auckland 0622
Postal address –
Private Bag 92119
Auckland 1142

Telephone:
+64 9 488 8777

United States
Computershare Trust Company, N.A.
150 Royall Street
Canton MA 02021

Postal address –
PO Box 43078
Providence RI 02940-3078

Telephone:
+1 888 404 6340
(toll-free within US)

Facsimile:
+1 312 601 4331

ADR Depositary,
Transfer Agent and Registrar Citibank
Shareholder Services
PO Box 43077
Providence RI 02940-3077

Telephone:
+1 781 575 4555 (outside of US) +1 877 248
4237 (+1-877-CITIADR)
(toll-free within US)
Facsimile:
+1 201 324 3284

Email enquiries: citibank@
shareholders-online.com

Website: citi.com/dr

32 | BHP | Economic Contribution Report 2023

How to access information on BHP You will be able to access and read our Economic Contribution Report on our website at bhp.com, along with our Annual Report, Modern Slavery Statement and a range of other publications that BHP produces. reports Read our at bhp.com Annual Modern Slavery Cover image: Report Statement Jansen, Canada. 2023 2023 Printed in Australia by IVE on FSC® certified paper. IVE Environmental Management System is certified to ISO 14001. 100 per cent of the inks used are vegetable oil based. This document is printed on Hanno Silk and Sumo Offset, both papers containing fibre sourced from well-managed, responsible, FSC® certified forests. The pulp used in this product is bleached using an elemental chlorine free (ECF) process.

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: August 22, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary